As filed with the Securities and Exchange Commission on August 15, 2005
Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
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THERAGENICS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	58-1528626 (I.R.S. Employer Identification Number)

5203 Bristol Industrial Way
Buford, Georgia 30518
(770) 271-0233
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

M. Christine Jacobs
Chief Executive Officer
Theragenics Corporation
5203 Bristol Industrial Way
Buford, Georgia 30518
(770) 271-0233
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
With a copy to: Richard H. Miller, Esq. Powell Goldstein LLP One Atlantic Center Fourteenth Floor 1201 W. Peachtree Street, N.W. Atlanta, Georgia 30309(404) 572-6600

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐____________________
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐____________________
If delivery of the Prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.01 par value per share	1,885,370 (1)	$ 3.26 (2)	$ 6,146,306 (2)	$ 723.42

(1)
Pursuant to Rule 416 of the Securities Act of 1933, as amended, this Registration Statement also relates to such additional shares as  may be issuable as a result of certain adjustments, including, without limitation, stock dividends and stock splits.

(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as  amended, based on the average of the high and low reported sales prices on the New York Stock Exchange on August 11, 2005.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 15, 2005

PROSPECTUS

5203 Bristol Industrial Way
Buford, Georgia 30518
(770) 271-0233

1,885,370 Shares of Common Stock

On May 6, 2005, we acquired C.P. Medical Corporation (“CP Medical”) by the purchase of all of the issued and outstanding shares of capital stock of CP Medical from the selling stockholder. As a result, CP Medical became our wholly-owned subsidiary. In connection with the acquisition, we issued 1,885,370 shares of our Common Stock to the selling stockholder named herein. This Prospectus will be used from time to time by the selling stockholder to resell the Common Stock issued in connection with the acquisition. The selling stockholder may also offer additional shares of Common Stock acquired as a result of stock splits, stock dividends or similar transactions.

We will not receive any proceeds from the shares of Common Stock sold by the selling stockholder.

Our Common Stock is listed on the New York Stock Exchange under the symbol “TGX.” On August 11, 2005, the last sale price of our Common Stock as reported on the New York Stock Exchange was $3.20 per share.

The selling stockholder may sell the shares of Common Stock described in this Prospectus in a number of different ways and at varying prices. See “Plan of Distribution” beginning on page 14 of this Prospectus for more information about how the selling stockholder may sell its shares of Common Stock.

____________________

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 4 of this Prospectus for a discussion of certain factors that should be considered by prospective purchasers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is ________________, 2005.

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SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this Prospectus and any Prospectus supplement, including information incorporated by reference, may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,”“estimate,”“expect,”“project,”“intend,”“plan,”“believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in, or incorporated into, this Prospectus or any Prospectus supplement that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.

These forward-looking statements are based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. Any or all of our forward-looking statements in or incorporated into this Prospectus or any Prospectus supplement may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in or incorporated into this Prospectus or any Prospectus supplement will be important in determining future results. Actual future results may vary materially. Because of these factors, we caution that investors should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

ABOUT THIS PROSPECTUS

This Prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”). You should rely only on the information contained or incorporated by reference in this Prospectus and any Prospectus supplement. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. The selling stockholder is offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this Prospectus or any Prospectus supplement is accurate as of any date other than the dates shown in these documents or that information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this Prospectus, any Prospectus supplement or any sale of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Theragenics and the Theragenics logo are registered trademarks of Theragenics Corporation. All other trademarks or registered trademarks are the property of the respective owners. Unless otherwise indicated in this Prospectus or the context otherwise requires, all references in this Prospectus to “Theragenics,” the “Company,”“us,”“our,” or “we,” are to Theragenics Corporation and its subsidiaries.

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PROSPECTUS SUMMARY

THERAGENICS COPORATION

Theragenics Corporation® is a medical device company serving the cancer treatment and surgical markets, including TheraSeed®, its premier palladium-103 prostate cancer treatment device, and wound closure and other medical products through its subsidiary, C.P. Medical Corporation (“CP Medical”). Theragenics® is the world’s largest producer of palladium-103 (“Pd-103”), the radioactive isotope that supplies the therapeutic radiation for its TheraSeed®device. Physicians, hospitals and other healthcare providers, primarily located in the United States, utilize the TheraSeed®device.

The TheraSeed® device has been approved for marketing throughout the member countries of the European Union by obtaining its CE Mark. Sales of the TheraSeed®device in Europe have not been significant. The majority of the Company’s sales are channeled through two third-party distributors. The Company also sells its TheraSeed® devices directly to physicians.

Early in 2003 the Company diversified its product line with the purchase of the U.S. iodine-125 prostate brachytherapy business of BEBIG Isotopen-und Medizintechnik GmbH (BEBIG), formerly distributed by Isotope Products Laboratories (both subsidiaries of a publicly traded German company, Eckert & Ziegler AG). The purchase gave Theragenics® exclusive U.S. manufacturing and distribution rights to an FDA-cleared iodine-125-based medical device (I-Seed) for the treatment of prostate cancer. The Company sells the I-Seed device directly to physicians, hospitals and other healthcare providers. The non-exclusive distributors of the TheraSeed® device have no distribution rights for the I-Seed device. Management believes that the ability to provide both TheraSeed® and I-Seed devices enhances the Company’s ability to market to direct customers who seek a single source for both palladium-103 and iodine-125 brachytherapy seeds.

In the treatment of prostate cancer, the Company’s brachytherapy seeds are implanted into the prostate in a one-time, minimally invasive procedure. The radiation emitted by the seeds is contained within the immediate prostate area, killing the tumor while sparing surrounding organs. The brachytherapy seeds have been shown in independent clinical studies to offer success rates that are comparable to or better than other conventional therapies, while being associated with a reduced incidence of side effects. In addition, the brachytherapy seeds offer significant quality of life and cost advantages. Since 1986, TheraSeed® has been used by physicians in the United States in approximately 100,000 procedures for prostate cancer. TheraSeed® has also been used on a limited basis to treat cancers of the pancreas, lung, head, neck, oral cavity, brain and eye.

Since the recent acquisition of CP Medical, the Company has operated in two segments: the brachytherapy seed segment and the CP Medical segment. The brachytherapy seed segment is comprised of our TheraSeed® and I-Seed products as well as related products and services. CP Medical is the manufacturer and supplier of innovative sutures, cardiac pacing cables, brachytherapy needles/sleeves/spacers, and other related medical products sold in the professional surgical and veterinary fields. Through its recent acquisitions of I-Seed and the wound closure products of CP Medical, the Company has expanded its key product base and diversified its future revenue stream.

Theragenics®, formerly known as Nuclear Medicine, was incorporated in Delaware in 1981. Our principal executive offices are located at 5203 Bristol Industrial Way, Buford, Georgia 30518, and our telephone number is (770) 271-0233. Our website address is www.theragenics.com. We do not incorporate the information contained on our website into this Prospectus, and you should not consider it part of this Prospectus.

Recent Developments

On May 6, 2005, the Company acquired CP Medical, which became a wholly-owned subsidiary of the Company, for approximately $19,032,353 in cash and 1,885,370 shares of the Company’s Common Stock valued at approximately $6,250,000, for a total purchase price of approximately $25,400,000. The Company also incurred $1,541,112 of direct transaction costs. The Company funded the cash portion of the purchase price and the direct transaction costs from cash on hand. CP Medical, located in Portland, Oregon, is a manufacturer and supplier of innovative sutures, cardiac pacing cables, brachytherapy needles/sleeves/spacers, and other related medical products sold in the professional surgical and veterinary fields. CP Medical is FDA registered and 13485 certified. In addition, CP Medical is the only independent US suture manufacturer with CE approval marking and an ISO quality system. Through CP Medical, the Company manufactures and distributes medical products for diverse markets including wound closure and cardiac pacing, as well as general, dental, cosmetic and veterinary surgery. Historically, CP Medical has generated the majority of its revenue in the wound closure market, an estimated $2.0 billion annual market worldwide and an estimated $1.2 billion annual market in the United States. During 2004, approximately 70% of CP Medical’s revenue was generated in the veterinary wound closure market, an estimated $50.0 million annual market in the United States, and approximately 15% of revenue was generated in the brachytherapy market. The transaction establishes a new growth platform for the Company within the field of medical devices and also serves to diversify the Company’s product offerings within its core brachytherapy business. Subsequent to the acquisition, CP Medical contributed $2.1 million in revenues to the Company’s results in the second quarter of 2005.

On July 20, 2005, the Company issued a release announcing the appointment of Francis “Frank” J. Tarallo as Chief Financial Officer and Treasurer of the Company effective as of August 8, 2005. On August 2, 2005, the Board of Directors changed the effective date of Mr. Tarallo’s appointment as Chief Financial Officer to the later of August 8, 2005 or the day following the filing of the Form 10-Q for the quarter ending July 3, 2005 and the filing of the registration statement of which this Prospectus is a part. As of July 31, 2005, Mr. Tarallo served as General Manager of the Company’s Oak Ridge, Tennessee facility, a position he held since January 2001. From June 1998 to December 2000 Mr. Tarallo served as Director of Finance for the Company. Prior to joining Theragenics® in 1998, he spent several years working at public accounting firms. He will replace Bruce W. Smith, the acting Chief Financial Officer, who will continue in his position as Executive Vice President of Strategy and Business Development of the Company.

On May 26, 2005, the Company entered into severance agreements with Mr. James MacLennan, the former Chief Financial Officer and Treasurer of the Company, and Ms. Tracy Culver Caswell, the former General Counsel and Corporate Secretary of the Company. The severance agreements provide for severance benefits in the same amount that would be payable to Mr. MacLennan and Ms. Caswell upon a termination without Cause under their employment agreements, under previously granted equity incentive awards, and pursuant to Company policy.

During December 2004, the Company was notified by Medi-Physics, Inc. (formerly d/b/a Nycomed Amersham and now part of Oncura, a company formed by a merger of the brachytherapy business of Amersham plc and Galil Medical Ltd., and referred to herein as “Oncura”) that it would not be renewing its distribution agreements effective December 31, 2005. Oncura and the Company have agreed to advance the termination of Oncura’s distribution agreements to September 8, 2005. C.R. Bard, Inc. has exercised its option to extend its distribution agreement with the Company through December 2006.

On August 9, 2005 the Company’s Board of Directors approved a plan to restructure the Company to focus on its two main business sectors: the primary product line of brachytherapy seeds and its wound closure and other product lines for diverse surgical markets serviced through its newly acquired subsidiary, CP Medical.

The Company will restructure to focus on strengthening its positions within its core brachytherapy seed business, which has seen a 13 percent sales increase for the first six months of 2005 compared to 2004, and its CP Medical business, which helped Theragenics® achieve an overall 26 percent increase in sales for the same six-month period versus the previous year. The restructuring will result in closure of the Company’s facility in Oak Ridge, Tennessee and its Newton Terrace facility in Buford, Georgia. Theragenics® is seeking a buyer for its interests in the Oak Ridge facility. The Company will continue to operate from its Bristol facility in Buford, Georgia.

The restructuring, including the closure of the two facilities, will result in the elimination of 23 positions within the Company. The Company will also discontinue its radiochemical activities, and its research and development activities relating to the plasma separation process technology and the vascular, macular degeneration, and breast cancer areas. The Company intends to offer the intellectual property and clinical data related to these R&D efforts to buyers or licensees that express an interest in carrying on this promising research. Theragenics® will continue its R&D related to CP Medical products, with five products currently in development, including three products that are anticipated to be launched in the near future.

As a result of the restructuring, Theragenics® expects to record non-cash pre-tax restructuring charges of approximately $33.0 million to $36.0 million in the second half of 2005. These non-cash restructuring charges consist of impairment charges related to the Plasma Separation Process facility at Oak Ridge, six cyclotrons, and other long-term assets of approximately $29.6 million to $32.5 million, and write down of inventory and other assets, and contract termination costs related to its Oak Ridge land lease, of approximately $3.4 million to $3.5 million. Pre-tax severance and site exit and disposal expenses of approximately $1.6 million to $1.8 million are also expected to be incurred in the second half of 2005. The significant portion of the total 2005 pre-tax restructuring charges of approximately $34.6 million to $37.8 million is expected to be recorded in the third quarter. Pre-tax restructuring expenses in 2006 are expected to be approximately $1.4 million to $1.6 million, and include severance expenses and the cost of other site exit and disposal activities. Theragenics® expects to begin realizing savings associated with the restructuring immediately. As a result of the restructuring, the Company anticipates pre-tax operating expense savings of approximately $1.9 million to $2.2 million in 2005, consisting primarily of manufacturing and R&D related expenses, including cash savings of approximately $1.1 million to $1.3 million. Beginning in 2006, the restructuring is expected to generate pre-tax operating expense savings of approximately $6.5 million to $7.0 million annually, including pre-tax cash savings of approximately $4.0 million to $4.4 million annually. Accordingly, the expected net effect of both restructuring charges and savings on pre-tax cash flow for 2005 is a reduction in cash of approximately $300,000 to $700,000, an increase in pre-tax cash flow for 2006 of approximately $2.4 million to $3.0 million, and an increase in pre-tax cash flow of approximately $4.3 million to $5.0 million beginning in 2007.

The Offering

Securities Offered	Common Stock, $0.01 par value per share

Number of shares of Common Stock being offered	1,885,370 shares

Common Stock authorized and outstanding after this offering	31,959,161 shares [1]

Use of Proceeds	We will not receive any proceeds from the sale of shares in this offering.

New York Stock Exchange Symbol	TGX

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1 The number of shares of Common Stock to be outstanding after this offering is based on the number of shares outstanding as of August 12, 2005, and excludes (each as of August 12, 2005) 2,540,133 shares subject to stock options, at a weighted average exercise price of $9.60 per share, and 138,177 restricted stock rights (representing from 77,152 to 225,355 shares depending on performance under the plans) outstanding and 124,750 additional shares issuable under our equity incentive plans (based on assumed vesting of outstanding rights at target performance level).

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the specific factors listed below together with the other information included in this Prospectus or incorporated by reference in this Prospectus, including our financial statements and related notes, before you decide whether to purchase shares of our Common Stock. Additional risks and uncertainties, including those that are not yet identified or that we as of July 31, 2005 think are immaterial, may also adversely affect our business, results of operations and financial condition. The market price of our Common Stock could decline due to any of these risks, and you could lose all or part of your investment.

Risks Related to our Business

There are risks associated with our acquisitions, potential acquisitions and joint ventures.

An important element of our strategy is to seek acquisition prospects and diversification opportunities that we believe will complement or diversify our existing product offerings, augment our market coverage and customer base, enhance our technological capabilities or offer revenue and profit growth opportunities. We acquired CP Medical in May 2005. Further transactions of this nature could result in potentially dilutive issuance of equity securities, use of cash and/or the incurring of debt and the assumption of contingent liabilities.

Acquisitions entail numerous costs, challenges and risks, including difficulties in the assimilation of acquired operations, technologies, personnel and products and the retention of existing customers and strategic partners, diversion of management’s attention from other business concerns, risks of entering markets in which we have limited or no prior experience and potential loss of key employees of acquired organizations. Other risks include the potential strain on the combined companies’ financial and managerial controls and reporting systems and procedures, greater than anticipated costs and expenses related to integration, and potential unknown liabilities associated with the acquired entities. No assurance can be given as to our ability to successfully integrate the businesses, products, technologies or personnel acquired in past acquisitions or those of other entities that may be acquired in the future or to successfully develop any products or technologies that might be contemplated by any future joint venture or similar arrangement. A failure to integrate CP Medical or to integrate future potential acquisitions could result in our failure to achieve our revenue growth or other objectives associated with acquisitions, or recover costs associated with these acquisitions, which could affect our profitability or cause the market price of our common stock to fall.

We may not realize the benefits of the CP Medical acquisition.

The integration of CP Medical may be complex, time consuming and expensive and may disrupt our businesses. The combined company will need to overcome significant challenges in order to realize benefits or synergies from the acquisition. These challenges include the timely, efficient and successful execution of a number of post-acquisition events, including:

•	integrating the operations and technologies of the two companies;
•	retaining and assimilating the key personnel of each company;
•	retaining existing customers of both companies and attracting additional customers;
•	retaining strategic partners of each company and attracting new strategic partners; and
•	creating uniform standards, controls, procedures, policies and information systems.

The execution of these post-acquisition events will involve considerable risks and may not be successful. These risks include:

•	the potential disruption of the combined companies ongoing businesses and distraction of management;
•	the potential strain on the combined companies financial and managerial controls and reporting systems and procedures; and
•	potential unknown liabilities associated with the acquisition and the combined operations.

The Company may not succeed in addressing these risks or any other problems encountered in connection with the acquisition. The inability to successfully integrate the operations, technology and personnel of the two companies, or any significant delay in achieving integration, could have a material adverse effect on the Company.

The cost of the CP Medical acquisition could harm our financial results.

Theragenics® and CP Medical have incurred transaction costs of approximately $1.5 million to date in connection with the acquisition. If the benefits of the acquisition do not exceed the associated costs, including costs associated with integrating the two companies and dilution to our stockholders resulting from the issuance of shares in connection with the acquisition, our financial results, including earnings per share, could be materially harmed.

We are dependent on key personnel.

Because of the specialized scientific and technical nature of our business, we are highly dependent upon our ability to attract and retain qualified management, scientific and technical personnel. Therefore, our future success is dependent on our key employees. While our former chief financial officer and treasurer and our former general counsel and corporate secretary have recently resigned, management believes that our business and financial results have not been adversely affected. However, if the services of our chief executive or other key employees cease to be available, the loss could adversely affect our business and financial results. We carry key employee insurance for Ms. Jacobs in the amount of $1 million. In addition, we are a party to agreements with our executive officers to help ensure each officer’s continual service in the event of a change-in-control.

Our stock price has and may continue to be subject to large fluctuations.

The trading price of our Common Stock has been and may continue to be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by us or our competitors, developments with respect to patents or proprietary rights, general conditions in the medical device industry, changes in earnings estimates by analysts, or other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many technology companies and which have often been unrelated to the operating performance of such companies. Specific factors applicable to us or broad market fluctuations may materially adversely affect the market price of our Common Stock. We have experienced significant fluctuations in our stock price and share trading volume in the past and may continue to do so.

We face production risks.

The Company’s manufacturing process requires, among other things, the use of cyclotrons, which are used to manufacture Pd-103 for our brachytherapy seed products. Cyclotron capacity and performance directly affect the Company’s ability to achieve and increase sales levels. Due to the intricate nature of cyclotrons and the Company’s exacting specifications for their performance, planned downtime for maintenance and repair is crucial and unexpected downtime may occur. Unexpected mechanical breakdowns or other production delays could materially adversely affect the Company’s production capacity and its business, financial condition and results of operations.

Subsequent to the restructuring announced on August 11, 2005 (see “Recent Developments”above), the Company will operate eight cyclotrons. Management has no plans to purchase additional cyclotrons. Cyclotron operation constitutes only one component of our brachytherapy device manufacturing process. Manufacturing or quality control problems may arise as the Company increases production or as additional manufacturing capacity is required in the future. These factors may have an adverse impact on the Company’s business, financial condition and results of operations.

We are subject to stringent government regulation.

The manufacture and sale of the Company’s products are subject to stringent government regulation in the United States and other countries. As of July 31, 2005, TheraSeed®, I-Seed, and certain CP Medical products have 510(k) clearance from the Food and Drug Administration (the “FDA”) for commercial distribution in the United States. FDA and other governmental approvals and clearances are subject to continual review, and later discovery of previously unknown problems could result in restrictions on a product’s marketing or withdrawal of the product from the market. The commercial distribution in the United States of new products developed by the Company often will be dependent on obtaining the prior approval or clearance of the FDA, which can take many years to obtain and entail significant costs. No assurances can be made that any such approvals or clearances will be obtained on a timely basis or at all. In countries in which the Company’s products are not approved as of July 31, 2005, the use or sale of the Company’s products will require approvals by government agencies comparable to the FDA. The process of obtaining such approvals is lengthy, expensive and uncertain. There can be no assurance that the necessary approvals for the marketing of the Company’s products in other markets will be obtained on a timely basis or at all. The Company is also required to comply with applicable FDA regulations for Quality System Regulation (“QSR”), including extensive record keeping, reporting and periodic inspections of its manufacturing facilities. Similar requirements are imposed by governmental agencies in other countries. A new 510(k) clearance is required for any modifications in the TheraSeed®, I-Seed, or certain CP Medical devices or their labeling that could significantly affect the safety or effectiveness of the original products. Under the FDA’s regulatory scheme, the decision whether to seek 510(k) clearance for a modified device is left to the manufacturer in the first instance, and management has thus far determined that no such clearance has been required. The FDA has the right to review and revoke 510(k) clearance at any time. The FDA may determine that a pre-market approval, whereby the FDA conducts a scientific and regulatory review of a Class III scientific device for safety and effectiveness, may be required for future products or for future modifications to the TheraSeed® or I-Seed devices or certain CP Medical products.

The TheraSeed® device, I-Seed and certain CP Medical products have also been approved for marketing throughout the member countries of the European Union by obtaining appropriate CE Marks. As a result of receiving CE Marks, the Company must also comply with the regulations of the Competent Authorities of the European Union for any such devices sold in the member nations of the European Union. Although sales of the Company’s devices in Europe have not been significant, the Company must remain in compliance with the regulations of the Competent Authorities of the European Union.

The Company’s manufacturing operations involve the manufacturing and possession of radioactive materials, which are subject to stringent regulation. The users of the Company’s brachytherapy seed products are required to possess licenses issued by the states in which they reside or the U.S. Nuclear Regulatory Commission (the “NRC”). Use licenses are also required by some of the foreign jurisdictions in which the Company may seek to market its products. There can be no assurance that current licenses held by the Company for its manufacturing operations will remain in force or that additional licenses required for the Company’s operations will be issued. There also can be no assurance that the Company’s customers will receive or retain the radioactive materials licenses required to possess and use TheraSeed® or I-Seed or that delays in the granting of such licenses will not hinder the Company’s ability to market its products. Furthermore, regulation of the Company’s radioactive materials manufacturing processes involves the imposition of financial requirements related to public safety and decommissioning, and there are costs and regulatory uncertainties associated with the disposal of radioactive waste generated by the Company’s manufacturing operations. There can be no assurance that the imposition of such requirements and the costs and regulatory restrictions associated with disposal of waste will not, in the future, adversely affect the Company’s business, financial condition and results of operations.

The Company is required under its radioactive materials license to maintain radiation control and radiation safety personnel, procedures, equipment and processes, and to monitor its facilities and its employees and contractors. The Company is also required to provide financial assurance that adequate funding will exist for end-of-life radiological decommissioning of its cyclotrons and other radioactive areas of its properties that contain radioactive materials. The Company has provided this financial assurance through the issuance of letters of credit. The Company has so far been successful in explaining to the Georgia Department of Natural Resources that it will not have to dispose of its cyclotrons, but instead will be able to sell them for re-use if it ceases to operate them. Thus, the Company is only required to estimate and provide financial assurance for the end-of-life remediation and disposal costs associated with ancillary structures, such as plumbing, laboratory equipment and chemical processing facilities. However, if the Georgia Department of Natural Resources was to require that the Company include the cost of decommissioning its cyclotrons in its financial assurance demonstration, the amount of money required to be set aside by the Company to cover decommissioning costs could dramatically increase.

Failure to obtain and maintain regulatory approvals, licenses and permits could significantly delay the Company’s marketing efforts. Furthermore, changes in existing regulations, or interpretations of existing regulations or the adoption of new restrictive regulations could adversely affect the Company from obtaining, or affect the timing of, future regulatory approvals. Failure to comply with applicable regulatory requirements could result in, among other things, significant fines, suspension of approvals, seizures or recalls of products, operating restrictions or criminal prosecution and materially adversely affect the Company’s business, financial condition and results of operations.

We face risk related to lack of diversification.

Prior to the acquisition of CP Medical, virtually all of the Company’s revenues were generated from the brachytherapy seed market, and the Company may continue to be substantially dependent on the brachytherapy market. As of July 31, 2005, the Company is divided into two business segments: the brachytherapy seed segment and the CP medical segment. However, the majority of our revenues may continue to be generated from the brachytherapy seed market, and our lack of diversification should be considered a risk of investing in the Common Stock as the Company is not able to offset losses from one product line with another.

We are dependent on new technological development.

The Company competes in a market characterized by technological innovation, extensive research efforts and significant competition. New developments in technology may have a material adverse effect on the development or sale of the Company’s products and may render such products noncompetitive or obsolete. Other companies, many of which have substantially greater capital resources, marketing experience, research and development staffs and facilities than the Company, are currently engaged in the development of products and innovative methods for treating cancer that are similar to, or compete with, certain of the Company’s products and technologies. Significant developments by any of these companies or advances by medical researchers at universities, government research facilities or private research laboratories could eliminate the entire market for any or all of the Company’s products.

We face significant competition.

All of our products are subject to intense competition. Our brachytherapy seeds compete with prostate cancer treatment methods that are well established in the medical community, including RP and EBRT. Radical Prostatectomy (RP) involves the complete removal of the prostate gland and has long been considered to be the medical standard for the treatment of early stage, localized prostate cancer, the stage of cancer most appropriate for seeding treatment. External beam radiation therapy (EBRT), which includes intensity modulated radiation therapy (IMRT), involves directing a beam of radiation at the prostate gland from outside the body to destroy tumorous tissue and has been a common technique for treating many kinds of cancer since the 1950s. Although favorable clinical results for seeding have been released, more extensive outcome data is available for RP. Urologists continue to perform RP with considerable frequency.

Our brachytherapy business is also subject to intense competition within the brachytherapy seed market including: Nycomed Amersham PLC, a subsidiary of General Electric (through its control of Oncura), and C.R. Bard, Inc., both of whom manufacture and sell Iodine-125 brachytherapy seeds, as well as distribute Palladium-103 seeds manufactured by the Company; Mentor Corporation, which manufactures and sells Iodine-125 brachytherapy seeds and as of July 31, 2005 distributes third party manufactured Palladium-103 brachytherapy seeds; and North American Scientific Inc., which manufactures and sells Iodine-125 and Palladium-103 brachytherapy seeds. Several additional companies currently sell brachytherapy seeds as well. In addition, the Company expects Oncura to market a Pd-103 seed manufactured by North American Scientific following termination of Oncura’s distribution agreement for TheraSeed® on September 8, 2005. Management believes that Theragenics® has competitive advantages over these companies including, but not limited to: (i) its proprietary production processes that have been developed and patented; (ii) its record of reliability and safety in its manufacturing operations; (iii) the time and resources required for competitors production capabilities to ramp up to commercial production on a scale comparable to Theragenics®; and (iv) the consumers’ brand awareness of the TheraSeed® product created through the Company’s direct-to-consumer advertising campaigns.

Through CP Medical, we also compete with other suppliers of sutures, cardiac pacing cables, brachytherapy needles, sleeves and spacers, and other related medical products. Many of these competitors, including Ethicon, Inc., a Johnson & Johnson company, and U.S. Surgical, a division of Tyco Healthcare Group LP, have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base, than CP Medical. Accordingly, such competitors or future competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than us. As a result, we may be at a disadvantage when competing with these larger companies. If CP Medical fails to compete effectively, our business, financial condition and results of operations may be adversely affected.

We are highly dependent on our marketing and advertising specialists and our direct sales organization. Any failure to build and manage our direct sales organization could negatively affect our revenues.

Beginning in 2002, the Company engaged marketing and advertising specialists with experience in healthcare and direct-to-consumer marketing, and expects direct-to-consumer activity to continue during 2005. The Company also expects to continue other activities in an attempt to support its brand name and increase demand for the brachytherapy seed devices, including advertising to physicians, clinical studies aimed at showing the advantages of the TheraSeed® and I-Seed devices in the treatment of prostate cancer, technical field support to TheraSeed® and I-Seed customers, and other customer service and patient information activities. We are highly dependent on our direct sales organization comprised of brachytherapy specialists who promote and support our brachytherapy products, and will be increasingly dependent on our internal sales organizations upon termination of Oncura’s distribution agreements on September 8, 2005. There is intense competition for skilled sales and marketing employees, particularly for people who have experience in the radiation oncology market. Accordingly, we could find it difficult to hire or retain skilled individuals to sell our products. Any failure to build our direct sales force could adversely affect our growth and our ability to meet our revenue goals.

There can be no assurance that our direct sales and marketing efforts will be successful. If we are not successful in our direct sales and marketing, our sales revenue and results of operations are likely to be materially adversely affected.

We depend partially on our relationships with distributors and other industry participants to market TheraSeed® and I-Seed and certain of our CP Medical products, and if these relationships are discontinued or if we are unable to develop new relationships, our revenues could decline.

We rely, and will continue to rely, upon collaborative relationships with agents and distributors and other industry participants to maintain TheraSeed®, I-Seed and certain CP Medical products market access to potential customers. Some of the entities with whom we have relationships to help market and distribute our products also produce or distribute products that directly compete with TheraSeed®, I-Seed and certain CP Medical products.

We cannot assure you that we will be able to maintain or develop these relationships with agents and distributors and other industry participants or that these relationships will continue to be successful. If any of these relationships is terminated, not renewed or otherwise unsuccessful, or if we are unable to develop additional relationships, our product sales could decline, and our ability to grow our product lines could be adversely affected.

We cannot assure you that we will be able to maintain our existing relationships with our agents and distributors for the sale of our products.

Doctors and hospitals may not adopt our products and technologies at levels sufficient to sustain our business or to achieve our desired growth rate.

To date, we have attained only limited penetration of the total potential worldwide market for prostate cancer treatment, innovative sutures, cardiac pacing cables and brachytherapy needles/sleeves/spacers. Our future growth and success depends upon creating broad awareness and acceptance of our products by doctors, hospitals and freestanding clinics, as well as patients. This will require substantial marketing and educational efforts, which will be costly and may not be successful. The target customers for our products may not adopt these technologies or may adopt them at a rate that is slower than desired. In addition, potential customers who decide to utilize any of our devices, may later choose to purchase competitors’ products. Important factors that will affect our ability to attain broad market acceptance of our products include:

•	doctor and patient awareness and acceptance of our products;

•	the real or perceived effectiveness and safety of our products;

•	the relationship between the cost of our products and the real or perceived medical benefits of our products;

•
the relationship between the cost of our products and the financial benefits to our customers using our products, which will be greatly affected by the coverage of, and reimbursement for, our products by governmental and private third-party payors; and

•	market perception of our ability to continue to grow our business and develop enhanced products.

Failure of our products to gain broad market acceptance could cause our revenues to decline and our business to suffer.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NYSE rules are creating uncertainty for public companies. We continually evaluate and monitor developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we have invested resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and we may be harmed.

There are limitations on our ability to protect our intellectual property and we are dependent on trade secrets.

The Company’s success will depend, in part, on its ability to obtain, assert and defend patent rights, protect trade secrets and operate without infringing the proprietary rights of others. The Company holds rights to issued United States and foreign patents. The Company also holds a worldwide exclusive license for the use of technology required for producing the TheraSphere device. Theragenics® holds the rights to all improvements developed on this technology. The Company, in turn, sublicenses exclusive worldwide rights to this technology and all improvements. The Company holds an exclusive license to patents for technology concerning methods for delivery of the TheraSphere device in several countries, and has an exclusive license to some additional patent applications on file in other countries. There can be no assurance that rights under patents held by or licensed to the Company will provide it with competitive advantages that others will not independently develop similar products or design around or infringe the patents or other proprietary rights owned by or licensed to the Company. In addition, there can be no assurance that any patent obtained or licensed by the Company will be held to be valid and enforceable if challenged by another party.

There can be no assurance that patents have not been issued or will not be issued in the future that conflict with the Company’s patent rights or prevent the Company from marketing its products. Such conflicts could result in a rejection of the Company’s or its licensors’ patent applications or the invalidation of patents, which could have a material adverse effect on the Company’s business, financial condition and results of operations. In the event of such conflicts, or in the event the Company believes that competitive products infringe patents to which the Company holds rights, the Company may pursue patent infringement litigation or interference proceedings against, or may be required to defend against litigation or proceedings involving, holders of such conflicting patents or competing products. There can be no assurance that the Company will be successful in any such litigation or proceeding, and the results and cost of such litigation or proceeding may materially adversely affect the Company’s business, financial condition and results of operations. In addition, if patents that contain dominating or conflicting claims have been or are subsequently issued to others and such claims are ultimately determined to be valid, the Company may be required to obtain licenses under patents or other proprietary rights of others. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to the Company, if at all. If the Company does not obtain such licenses, it could encounter delays or could find that the development, manufacture or sale of products requiring such licenses is foreclosed.

The Company relies to a significant degree on trade secrets, proprietary know-how and technological advances that are either not patentable or that the Company chooses not to patent. The Company seeks to protect non-patented proprietary information, in part, by confidentiality agreements with suppliers, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company’s trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others. The disclosure to third parties of proprietary non-patented information could have a material adverse effect on the Company’s business, financial condition and results of operations.

We are dependent on Medicare reimbursement policies.

A substantial percentage of the patients treated for prostate cancer in the United States are covered by Medicare, and consequently, the costs for prostate cancer treatment are subject to Medicare’s prescribed rates of reimbursement. The utilization of TheraSeed®, I-Seed and many of the CP Medical products may be influenced by Medicare’s reimbursement levels, which can change periodically.

Effective January 1, 2004, the U.S. Congress revised the Medicare coding and reimbursement policies for brachytherapy seeds/sources under Medicare’s hospital outpatient prospective payment system (“HOPPS”). The new policies, enacted as part of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”), required the Medicare program to create and implement coding mechanisms that classify brachytherapy seeds/sources separately from the other services and items associated with the procedure and reimbursed under the HOPPS. These separate codes for brachytherapy seeds/sources must be used in a manner that reflects the type of radioactive isotope (for example, palladium-103), the radioactive intensity and the number of brachytherapy seeds/sources used to treat each patient.

The MMA also separated the cost of the brachytherapy seeds/sources from the costs of the procedures, catheters and needles under the HOPPS. In establishing payment rates for the brachytherapy seeds/sources, Congress directed the Medicare program to make payment for each brachytherapy seed/source based on the hospital’s costs for each patient rather than an amounted limited to or dictated by the bundled reimbursement amounts assigned to the brachytherapy codes set by the Centers for Medicare and Medicaid Services (“CMS”) in 2003. This cost-based reimbursement rate is in effect from January 1, 2004 until at least December 31, 2006, after which CMS may revise the payment policies for brachytherapy seeds. A study by the Government Accountability Office (“GAO”) with recommendations on brachytherapy seed/source pricing currently is pending.

On July 25, 2005, CMS published its proposed rule on the HOPPS for calendar year 2006. Consistent with the MMA provisions described above, there are no proposed changes in policy for the reimbursement levels for brachytherapy seeds. However, CMS proposed new payment levels for the procedures that are performed when implanting brachytherapy seeds/sources for prostate cancer. Specifically, CMS proposed a reimbursement level of $717.53 for APC 651 (Complex Interstitial Radiation Source Application) for calendar year 2006. Although this would be a reduction from the reimbursement level of $1,248.93 for calendar year 2005, the proposed level for calendar year 2006 is higher than the reimbursement amount of $558.24 from calendar year 2004. For another procedure commonly performed when implanting brachytherapy seeds for prostate cancer, CMS proposed a reimbursement rate of $1,993.13 for APC 163 (Level IV Cystourethroscopy & Other Genitourinary Procedures). This would be a reduction of $62.50 from the reimbursement level of $2,055.63 currently in place for calendar year 2005. CMS has solicited comments from the public on these and other changes, and CMS’ final rule for the HOPPS is pending. Medicare’s HOPPS reimbursement levels for the procedures performed during prostate brachytherapy could influence the utilization of brachytherapy seeds, including the Company’s products.

There can be no assurance that (i) current or future limitations or requirements for reimbursement by Medicare or other third party payors for prostate cancer treatment will not materially adversely affect the market for TheraSeed®, or any of our other products, (ii) that health administration authorities outside of the United States will provide reimbursement at acceptable levels, if at all or (iii) that any such reimbursement will be continued at rates that will enable the Company to maintain prices at levels sufficient to realize an appropriate return.

We may be unable to maintain sufficient liability insurance.

The Company’s business is subject to product liability risks inherent in the testing, manufacturing and marketing of medical devices. The Company maintains a product liability insurance policy and a general liability insurance policy, each with coverage of an annual aggregate maximum amount of $5 million. The Company also maintains umbrella liability policies with limits of $20 million per occurrence in the aggregate. The Company’s product liability and general liability policies are provided on a claims made basis and are subject to annual renewal. There can be no assurance that liability claims will not exceed the scope of coverage or limits of such policies or that such insurance will continue to be available on commercially reasonable terms or at all. If the Company does not or cannot maintain sufficient liability insurance, its ability to market its products may be significantly impaired. In addition, product liability claims, as well as negative publicity arising out of such claims, could have a material adverse effect on the business, financial condition and results of operations of the Company.

If we do not comply with laws and regulations relating to our use of hazardous materials, we may incur substantial liabilities.

We use hazardous materials and chemicals in our research and development programs and in our manufacturing operations. We are required to comply with increasingly rigorous laws and regulations governing environmental protection and workplace safety, including requirements governing the handling, storage and disposal of hazardous substances and the discharge of materials into the environment generally. During 2003, the Company became aware of the need for an Industrial Process Water Permit from the city of Buford, Georgia. The Company has taken all the required steps to obtain this permit and expects to obtain this permit, but has also requested a determination of non-applicability. In addition, the Company has been authorized by the city to discharge industrial process water to the municipal sewage system while the city considers its final decision. Although, we believe that we handle, store and dispose of these materials in a manner that complies with state and federal regulations, the risk of accidental contamination or injury exists. In the event of an accident, we could be held liable for decontamination costs, other clean-up costs and related damages or liabilities. To help minimize these risks, we employ a full-time Environmental Health and Safety Officer and, when appropriate, we utilize outside professional services organizations to help us evaluate environmental regulations and monitor our compliance with such regulations.

Litigation may harm our business or otherwise distract our management.

Substantial, complex or extended litigation could cause us to incur large expenditures and distract our management, and could result in significant monetary or equitable judgments against us.  For example, lawsuits by employees, patients, customers, licensors, licensees, suppliers, business partners, distributors, stockholders, or competitors could be very costly and could substantially disrupt our business.  Disputes from time to time with such companies or individuals are not uncommon, and we cannot assure that we will always be able to resolve such disputes out of court or on terms favorable to us.

Defects in, or misuse of, our products, or any detrimental side effects that result from the use of our products, could result in serious injury or death and could require costly recalls or subject us to costly and time-consuming product liability claims. This could harm future sales and require us to pay substantial damages.

Because both TheraSeed® and I-Seed deliver a highly concentrated and confined dose of radiation directly to the prostate, healthy surrounding tissues and organs are typically spared excessive radiation exposure. This typically results in fewer and less severe side effects and complications than may be incurred with other conventional prostate cancer therapies. It is an inherent risk of this industry that we might be sued in a situation where one of our products results in, or is alleged to result in, a personal injury. Although we believe that as of July 31, 2005 we have adequate insurance to address anticipated potential liabilities associated with product liability, any unforeseen product liability, exposure in excess of, or outside the scope of, such insurance coverage could adversely affect our operating results. Any such claim brought against us, with or without merit, could result in significant damage to our business.

The FDA’s medical device reporting regulations require us to report any incident in which our products may have caused or contributed to a death or serious injury, or in which our products malfunctioned in a way that would be likely to cause or contribute to a death or serious injury if the malfunction occurred. Any required filing could result in an investigation of our products and possibly subsequent regulatory action against us if it is found that one of our products caused the death or serious injury of a patient.

Because of the nature of our products, the tolerance for error in the design, manufacture or use of our products may be small or nonexistent. If a product designed or manufactured by us is defective, whether due to design or manufacturing defects, or improper assembly, use or servicing of the product or other reasons, the product may need to be recalled, possibly at our expense. Furthermore, the adverse effect of a product recall might not be limited to the cost of the recall. For example, a product recall could cause applicable regulatory authorities to investigate us as well as cause our customers to review and potentially terminate their relationships with us. Recalls, especially if accompanied by unfavorable publicity or termination of customer contracts, could cause us to suffer substantial costs, lost revenues and a loss of reputation, each of which could harm our business. Products as complex as our planning and dose calculation software systems may also contain undetected software errors or defects when they are first introduced or as new versions are released. Our products may not be free from errors or defects even after they have been tested, which could result in the rejection of our products by our customers and damage to our reputation, as well as lost revenue, diverted development resources and increased support costs. We may also be subject to claims for damages related to any errors in our products.

Although a number of the CP Medical products are Class II devices subject to certain special controls by the FDA, many of the CP Medical products are Class I devices, meaning that the FDA considers these products to present minimal potential for harm to the user. Nonetheless, if there is an error in the design, manufacture or use of any of these products, there remains a risk of recall, rejection of our product by our customers, damage to our reputation, lost revenue, diverted development of resources and increased support costs. We may also be subject to claims for damages related to any error in such products.

As of July 31, 2005, we maintain product liability insurance, which has deductible amounts and per claim and aggregate limits. However, we cannot assure you that this insurance will continue to be available on terms acceptable to us or in sufficient amounts if at all, or that it will provide adequate coverage in the event that any product liability is actually incurred.

We may require additional capital in the future and we may be unable to obtain capital on favorable terms or at all.

Although we expect our existing capital resources and future operating cash flows to be sufficient for the foreseeable future, operating losses could significantly reduce our remaining cash, cash equivalents and investments in marketable securities. Furthermore, we may require additional capital for the purchase of complementary businesses, technologies or products. Our capital requirements will depend on numerous factors, including the time and cost involved in expanding production capacity, the cost involved in protecting our proprietary rights and the time and expense involved in completing product development programs.

We have a Credit Agreement with a financial institution which expires October 29, 2006 and provides for revolving borrowings of up to $40.0 million at any time outstanding, including a $5.0 million sub-limit for letters of credit. The Credit Agreement is subject to early termination upon the occurrence of certain events of default. In addition, the lender may decide to not extend this Credit Agreement at the expiration of the term. Finally, the Credit Agreement is unsecured and includes a springing lien on substantially all of the assets of the Company and its subsidiary (subject to certain limited exceptions) in the event certain events of default occur under the Credit Agreement. The Credit Agreement contains representations and warranties, as well as affirmative, reporting and negative comments, customary for financings of this type. In the event the Credit Agreement terminates early or is not extended, we will not have access to future borrowings in order to fund our capital requirements unless we can find new financing. No assurances are made regarding whether such refinancing can be arranged.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of Common Stock by the selling stockholder. We will bear all expenses incident to the registration of the shares of Common Stock under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the selling stockholder and the SEC registration fee. In addition, any transfer taxes payable on any such shares and any commission and discounts payable to underwriters, agents or dealers will be paid by the selling stockholder.

SELLING STOCKHOLDER

In connection with the CP Medical acquisition, we issued 1,885,370 shares of our Common Stock to the selling stockholder named below. We are registering the shares of Common Stock in order to permit the selling stockholder to offer the shares for resale from time to time. The selling stockholder may from time to time offer and sell the Common Stock issued to it in the acquisition pursuant to this Prospectus. Patrick J. Ferguson is an executive officer of the Company by virtue of his role as President of CP Medical. Cynthia L. Ferguson has not had any material relationship with Theragenics® within the past three years.

The following table sets forth the name of the selling stockholder, the number of shares and percentage of our Common Stock beneficially owned by the selling stockholder immediately prior to the registration, the number of shares registered and the number of shares and percentage of our Common Stock to be beneficially owned by the selling stockholder assuming all shares covered by this registration statement are sold. However, because the selling stockholder may offer all or a portion of the shares covered by this Prospectus at any time and from time to time hereafter, the exact number of shares that the selling stockholder may hold at any time hereafter cannot be determined at this time. The last two columns of this table assume that all shares covered by this Prospectus will be sold by the selling stockholder and that no additional shares of our Common Stock are held as of the date hereof or subsequently bought or sold by the selling stockholder.

	Beneficial Ownership Prior to the Registration		Shares Covered by this Registration	Beneficial Ownership After the Shares are Sold (2)
	Number	Percent (1)	Statement	Number	Percent (1)
Patrick J. Ferguson and
Cynthia L. Ferguson...............................................	1,885,370	5.9%	1,885,370	-	-%

_______________________

(1)
We have calculated the percentage of issued and outstanding shares of Common Stock held by the selling stockholder based on 31,959,161 shares of Common Stock issued and outstanding as of August 12, 2005.

(2)	We have assumed all shares of Common Stock set forth in this registration statement have been sold.

PLAN OF DISTRIBUTION

The selling stockholder may effect from time to time sales of the Common Stock directly or indirectly, by or through underwriters, agents or broker-dealers, and the Common Stock may be sold by one or a combination of several of the following methods:

• on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of the sale;

• in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

• ordinary brokerage transactions;

• an underwritten public offering in which one or more underwriters participate;

• put or call options transactions or hedging transactions relating to the Common Stock;

• short sales;

• purchases by a broker-dealer as principal and resale by that broker-dealer for its own account;

• an exchange distribution in accordance with the rules of the applicable exchange;

• broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

• “block” sale transactions;

• privately negotiated transactions;

• a combination of any such methods of sale; and

• any other method permitted pursuant to applicable law.

The Common Stock may be sold at prices and on terms then prevailing in the market, at prices related to the then-current market price of the Common Stock or at negotiated prices. At the time that a particular offer is made, a Prospectus supplement, if required, will be distributed that describes the name or names of underwriters, agents or broker-dealers, any discounts, commissions and other terms constituting selling compensation and any other required information. Moreover, in effecting sales, broker-dealers engaged by the selling stockholder and purchasers of the Common Stock may arrange for other broker-dealers to participate in the sale process. Broker-dealers will receive discounts or commissions from the selling stockholder and the purchasers of the Common Stock in amounts that will be negotiated prior to the time of the sale. Sales will be made only through broker-dealers properly registered in a subject jurisdiction or in transactions exempt from registration. If the shares of Common Stock are sold through underwriters, the selling stockholder will be responsible for underwriting discounts or commissions. Any of these underwriters, broker-dealers or agents may perform services for us or our affiliates in the ordinary course of business. We have not been advised that the selling stockholder has any definitive selling arrangement with any underwriters, broker-dealer or agent.

If the selling stockholder effects such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commission from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Common Stock in the course of hedging in positions they assume. The selling stockholder may also sell shares of Common Stock short and deliver shares of Common Stock covered by this Prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholder may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

There can be no assurance that the selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement, of which this Prospectus forms a part.

The selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

The selling stockholder may also resell all or a portion of the Common Stock in open market transactions in reliance upon Rule 144 of the Securities Act, provided that it meets the criteria and conforms to the requirements of such rule.

Any broker or dealer participating in any distribution of the Common Stock in connection with the offering made by this Prospectus may be considered to be an “underwriter” within the meaning of the Securities Act and may be required to deliver a copy of this Prospectus, including a Prospectus supplement, if required, to any person who purchases any of the Common Stock from or through that broker or dealer.

We will not receive any of the proceeds from the sale of the Common Stock offered pursuant to this Prospectus. We will bear all expenses incident to the registration of the Common Stock under federal and state securities laws and the sale of the Common Stock hereunder other than expenses incident to the delivery of the Common Stock to be sold by the selling stockholder and the SEC registration fee. In addition, any transfer taxes payable on any shares and any commissions and discounts payable to underwriters, agents or dealers shall be paid by the selling stockholder.

In order to comply with various states’ securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless it has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

We have agreed to indemnify the selling stockholder and any person authorized to act and who acts on behalf of the selling stockholder against liabilities relating to the registration statement, including liabilities under the Securities Act and the Exchange Act. The selling stockholder has agreed to indemnify us, our directors and officers and any control persons against liabilities relating to any information given to us by such parties for inclusion in the registration statement, including liabilities under the Securities Act and the Exchange Act.

LEGAL MATTERS

Powell Goldstein LLP, Atlanta, Georgia, is passing on the validity of the securities to be offered by this Prospectus.

EXPERTS

The financial statements of Theragenics® incorporated in this Prospectus by reference to Theragenics® Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of Grant Thornton LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY AND THIS OFFERING

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and on our web site at http://www.theragenics.com.

Our Common Stock is listed on the New York Stock Exchange under the trading symbol “TGX.”

The information included in the following documents is incorporated by reference and is considered to be part of this Prospectus. The most recent information that we filed with the SEC automatically updates and supersedes older information. We have previously filed the following documents with the SEC (SEC File No. 001-14339) and we are incorporating them by reference into this Prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed on March 15, 2005.

•	Quarterly Report on Form 10-Q for the quarter ended July 3, 2005 filed on August 12, 2005.

•	Quarterly Report on Form 10-Q for the quarter ended April 3, 2005 filed on May 13, 2005.

•	Current Report on Form 8-K filed on July 20, 2005.

•	Current Report on Form 8-K filed on July 19, 2005.*

•	Current Report on Form 8-K filed on June 2, 2005.

•	Current Report on Form 8-K filed on May 12, 2005.

•	Current Report on Form 8-K filed on May 10, 2005.

•	Current Report on Form 8-K filed on April 29, 2005.

•	Current Report on Form 8-K filed on April 22, 2005.*

•	Current Report on Form 8-K filed on February 14, 2005.

•	Current Report on Form 8-K filed on January 24, 2005, as amended.*

•	Current Report on Form 8-K filed on January 21, 2005.*

•
The description of our Common Stock that is contained in our Registration Statement on Form 8-A, as filed with the Commission on March 2, 1987 under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

* These reports contain information furnished to the SEC under either Item 2.02 or Item 7.01 of Form 8-K which, pursuant to General Instruction B(6) of Form 8-K, are not deemed to be “filed” for purposes of Section 18 of the Exchange Act and we are not subject to the liabilities imposed by that section. We are not incorporating, and will not incorporate by reference into this Prospectus past or future information or reports furnished or that will be furnished under Items 2.02 and/or 7.01 of Form 8-K.

We also incorporate by reference each of the documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date we file with the SEC the registration statement on Form S-3 of which this Prospectus is a part and before the date such registration statement is declared effective by the SEC, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date and time the SEC declares such registration statement effective until this offering has been completed.

You may request copies of these documents, at no cost, by telephoning or writing us at: Theragenics Corporation, 5203 Bristol Industrial Way, Buford, Georgia 30518 (Telephone number: (770) 271-0233 or (800) 998-8479), Attention: Investor Relations.

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE ON THE COVER.

1,885,370 Shares of Common Stock

______________________________

PROSPECTUS
______________________________

_______________________, 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following sets forth the estimated expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities being registered hereby, all of which will be paid for by Theragenics®, with the exception of the SEC registration fee which will be paid for by the selling stockholder:

SEC registration fee	$723
Accounting fees and expenses	5,000
Legal fees and expenses	25,000
Printing and filing expenses	5,000
Miscellaneous expenses	5,000

TOTAL	$40,723

Item 15. Indemnification of Officers and Directors

Delaware law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions. The effect of this provision is to eliminate the personal liability of directors to the Company or its stockholders for monetary damages for actions involving a breach of their fiduciary duty of care, including any actions involving gross negligence.

Delaware law also provides, in general, that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Delaware law further provides, in general, that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

Additionally, under Delaware law, a corporation generally has the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

Theragenics® certificate of incorporation eliminates to the fullest extent permissible under Delaware law the liability of directors to Theragenics® and its stockholders for monetary damages for breach of fiduciary duty as a director. This provision does not eliminate liability: (i) for any breach of a director’s duty of loyalty to Theragenics® or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derives an improper personal benefit. In addition, these provisions do not apply to equitable remedies such as injunctive relief.

Theragenics® bylaws provide that indemnification of directors and officers must be provided to the fullest extent permitted under Delaware law and Theragenics® certificate of incorporation.

The above discussion of Delaware law, Theragenics® certificate of incorporation and of Theragenics® bylaws is not intended to be exhaustive and is qualified in its entirety by such statutes, Theragenics® certificate of incorporation and Theragenics® bylaws.

Theragenics® has obtained insurance policies insuring its directors and officers against some liabilities they may incur in their capacity as directors and officers. Theragenics® has also entered into indemnity agreements with their directors and certain of their executive officers that require the Company, subject to certain exceptions and limitations, to indemnify such persons against expenses.

Item 16. Exhibits

The following Exhibits are filed as part of this Registration Statement:

Exhibit Number	Exhibits
5.1	Opinion of Powell Goldstein LLP.
23.1	Consent of Powell Goldstein LLP (included in Exhibit 5).
23.2	Consent of Grant Thornton LLP (with respect to Theragenics® audited financial statements).
24.1	Power of Attorney (included on the signature page of this Registration Statement).

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)          To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i)	To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of Prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buford, State of Georgia, on this the 15th day of August 2005.

THERAGENICS CORPORATION

By:	/s/ M. Christine Jacobs
M. Christine Jacobs Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of M. Christine Jacobs and Bruce W. Smith, or either of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or their substitutes, could lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below on August 15, 2005 by the following persons in the capacities indicated.

/s/ M. Christine Jacobs M. Christine Jacobs	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Bruce W. Smith Bruce W. Smith	Acting Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Patrick L. Flinn Patrick L. Flinn	Chairman of the Board

/s/ Otis W. Brawley, M.D. Otis W. Brawley, M.D.	Director

/s/ Orwin L. Carter, Ph.D. Orwin L. Carter, Ph.D.	Director

/s/ Earnest W. Deavenport, Jr. Earnest W. Deavenport, Jr.	Director

/s/ John V. Herndon John V. Herndon	Director

/s/ Phillip A. Incarnati Phillip A. Incarnati	Director

/s/ Peter A. A. Saunders Peter A. A. Saunders	Director

EXHIBIT INDEX

Exhibit Number	Exhibits

5.1	Opinion of Powell Goldstein LLP.
23.1	Consent of Powell Goldstein LLP (included in Exhibit 5).
23.2	Consent of Grant Thornton LLP (with respect to Theragenics®audited financial statements).
24.1	Power of Attorney (included on the signature page of this Registration Statement).